July 30, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3628 Attn: Blake Grady	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

Re:	Avangrid, Inc.

Schedule 13E-3

Filed June 21, 2024 by Avangrid, Inc. et al.

File No. 005-89372

Preliminary Proxy Statement on Schedule 14A

Filed June 21, 2024

File No. 001-37660

Dear Mr. Grady,

On behalf of Avangrid, Inc. (the “Company”) and the other filing persons named in the below referenced Schedule 13E-3 (as defined below) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 15, 2024 (the “Comment Letter”), with respect to the Schedule 13E-3 (File No. 005-89372) (the “Schedule 13E-3”) filed by the Company, Iberdrola, S.A. (“Parent”) and Arizona Merger Sub, Inc. (together with Parent, the “Other Filing Persons”) and the proxy statement attached thereto as Exhibit (a)(2)(i) (File No. 001-37660) (the “Preliminary Proxy Statement”), we submit this letter containing the responses of the Company and the Other Filings Persons to the Comment Letter.

For your convenience, each comment contained in the Staff’s letter is reprinted below and is followed by our response. Capitalized terms not otherwise defined in this letter have the meanings given to them in the Preliminary Proxy Statement.

Concurrently with this letter, the Company and the Other Filing Persons are filing an amendment to the Schedule 13E-3 and the Company is filing an amendment to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), and we will separately furnish to the Staff copies of such amendment marked to show changes made to the Schedule 13E-3 and Preliminary Proxy Statement as filed on June 21, 2024. Pages numbers referenced in the responses refer to page numbers in Amendment No. 1.

Schedule 13E-3 filed June 21, 2024; Preliminary Proxy Statement filed as Exhibit (a)(2)(i)

General

1.

Rule 13e-3 requires that each issuer and affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us as to what consideration was given to whether Mr. Galán is an affiliate engaged in

July 30, 2024

the going private transaction and, accordingly, should be a filing person on the Schedule 13E-3. We note that Mr. Galán is Chairman of the Board of Directors of the Company and Executive Chairman of the Board of Directors of Iberdrola. Alternatively, please revise the Schedule 13E-3 to include Mr. Galán as a filing person. For assistance in making this determination, please refer to Interpretive Response 201.05 in the Going Private Transactions section of the Division’s Compliance and Disclosure Interpretations. Please provide a similar analysis for Mr. Sainz Armada and Mr. Martínez Garrido, or revise to include Mr. Sainz Armada and Mr. Martínez Garrido as filing persons.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and confirm that Response 201.05 of the Division’s Compliance and Disclosure Interpretations (“Response 201.05”) has been considered. While acknowledging that Mr. Galán, Mr. Sainz Armada and Mr. Martínez Garrido (together, the “Relevant Persons”) are directors of the Company and members of senior management of Parent, each of the Company and Parent have determined that the Relevant Persons are not “engaged, directly or indirectly, in a going private transaction” for purposes of Rule 13e-3 under the relevant facts and circumstances.

Response 201.05 indicates that the Commission will generally look to the following factors in determining whether senior management of an issuer is “engaged in” a Rule 13e-3 transaction on behalf of the acquiring entity (collectively, the “Factors”): (a) equity participation of management in the surviving company; (b) representation of management on the board of directors of the surviving company; (c) alterations in management’s employment arrangements favorable to management; and (d) increases in the compensation to be received by management. As further provided by Response 201.05, the Company and Parent in their analysis considered “(1) whether the entities or persons are ‘affiliates’ of the issuer within the scope of Rule 13e-3(a)(1); and (2) whether those affiliates are deemed to be engaged, either directly or indirectly, in the going private transaction.” An entity or person who is both an affiliate of the issuer within the scope of Rule 13e-3(a)(1) and engaged, directly or indirectly, in the Rule 13e-3 transaction would be subject to the requirement to file a Schedule 13E-3 pursuant to Rule 13e-3(d).

Although each Relevant Person serves as one of the fourteen directors of the Company, all terms of the going private transaction were negotiated by a special committee of independent directors of the Company, of which none of the Relevant Persons was a member.

July 30, 2024

With respect to the Factors, briefly:

Equity in Surviving Corporation. Mr. Galán owns only 0.034% (including shares underlying PSUs) of the outstanding shares of Avangrid Common Stock. Neither Mr. Sainz Armada nor Mr. Martínez Garrido currently owns any shares of Avangrid Common Stock. No equity participation in the Company by the Relevant Persons has been agreed (or even discussed) between the Company and the Relevant Persons. Under the terms of the Merger Agreement, any equity held by the Relevant Persons will be exchanged for Per Share Merger Consideration and all Company equity awards will be cashed out and cancelled. As such, with respect to any shares of Avangrid Common Stock held by the Relevant Persons, the Relevant Persons are treated the same as the Unaffiliated Shareholders.

Management of Surviving Corporation. The directors of Merger Sub, and the officers of the Company immediately prior to the Effective Time, will become the initial directors and officers of the Surviving Corporation upon consummation of the Merger, respectively, and none of the Relevant Persons are or will be directors or officers of Merger Sub. At this point in time, no decision has been made in relation to the long-term composition of the board of directors of the Surviving Corporation.

No New Employment Agreements or Arrangements. No discussions or negotiations for new ongoing employment agreements or arrangements have taken place between or among the Relevant Persons and the Company or its representatives, and no agreements, arrangements or understandings have thus been reached.

No Increase in Compensation. There are no current plans or arrangements under which the Relevant Persons will receive additional consideration or remuneration from the Surviving Corporation in connection with the transaction or otherwise.

In short, the facts and circumstances of this transaction do not support the assertion that the Relevant Persons acted on behalf of the Company in the transaction. With virtually no role in the transaction and without any special benefits arising from the transaction, nor any visibility on whether they would have any role in the Surviving Corporation, each of the Company and Parent respectfully submit that the Relevant Persons have not acted on “both sides of the table” in the transaction and did not otherwise control the terms and conditions of the Merger Agreement, and the transaction was not in any way designed to accommodate their respective interests.

As such, the Company and Parent do not believe that the inclusion of any of the Relevant Persons as filing persons with respect to the Schedule 13E-3 will provide investors with additional information that is material or necessary to make an informed investment decision regarding the transaction. Pertinent information of the Relevant Persons has already been fully disclosed in the filed Schedule 13E-3 and the Proxy Statement and, therefore, adding any of the Relevant Persons as filing persons would not materially enhance the protection of public shareholders in relation to the transaction. In light of the foregoing, the Relevant Persons have not been listed as signatories to the Schedule 13E-3 signature page or included among the Schedule 13E-3 filing persons for the Rule 13e-3 transaction involving the Company.

July 30, 2024

2.	Please provide the information required by Item 1003(c)(5) of Regulation M-A with respect to each executive officer and director of the Company. Refer to Item 3 of Schedule 13E-3.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 155 of Amendment No. 1 under the heading “Director Qualifications and Experience” and the disclosure on page 237 of Amendment No. 1 under the heading “Executive Officers” accordingly to include the country of citizenship of each executive officer and director of the Company.

3.

Disclose whether Iberdrola purchased any subject securities during the past two years, and if so, state the amount of the securities purchased, the range of prices paid and the average purchase price for each quarter during that period. Refer to Item 1002(f) of Regulation M-A.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 117 of Amendment No. 1 under the heading “The Parties to the Merger Agreement” accordingly to note that Iberdrola has not purchased any of Avangrid Inc.’s securities since 2022.

4.	Please revise the form of proxy card to clearly mark it as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the form of proxy card attached to Amendment No. 1 accordingly to reflect that it is a preliminary proxy card.

5.

Refer to slide 7 of Moelis’ presentation dated May 17, 2024, which states that management’s long-term outlook “assumes that the Company divests a 60% interest in a portfolio of Renewables assets (that are currently being marketed) at book value.” To the extent such plan would result in a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, describe such plan. Refer to Item 1006(c)(2) of Regulation M-A and the instruction to Item 6 of Schedule 13E-3.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the potential divestiture of up to a 60% interest in a portfolio of renewables assets would not result in a sale or transfer of a material amount of assets referred to in Slide 7 of Moelis’ presentation dated May 17, 2024, of the Company or any of its subsidiaries.

July 30, 2024

Background of the Merger, page 43

6.

Disclosure in the background section references negotiations regarding “various legal issues,” “key legal issues” and “key open issues.” To the extent not already disclosed, revise to disclose such issues. Refer to Item 1011(c) of Regulation M-A.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on pages 53-61 of Amendment No. 1 under the heading “Background of the Merger” accordingly to disclose additional details regarding key issues that were the subject of ongoing negotiations.

Reasons for the Merger; Recommendation of the Unaffiliated Committee; Fairness of the Merger, page 63

7.

Refer to the disclosure on page 65 that, in evaluating the Merger Agreement and the transactions contemplated thereby, the Unaffiliated Committee considered the “perceived absence of any significant regulatory impediments to the Merger.” However, disclosure on page 53 indicates that one of the significant matters negotiated regarding the Merger Agreement was “the efforts required by the Company and Iberdrola to obtain regulatory approvals and clearances.” It appears that discussions regarding this matter occurred on May 1, May 10, May 12, May 13, May 14 and May 17, 2024. Please revise or advise.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and advise the Staff that the Unaffiliated Committee did not believe that there would be significant regulatory impediments to the Merger given Iberdrola’s controlling stake in the Company and that the proposed transaction does not result in a change of control of the Company. However, the Unaffiliated Committee also considered the possibility that regulators would nevertheless seek concessions in connection with granting required regulatory approvals and was concerned whether the Merger Agreement would provide an appropriate standard for Iberdrola in considering such concessions. The Company has revised the disclosure on page 55 of Amendment No. 1 under the heading “Background of Merger” accordingly to clarify this point in response to the Staff’s comment.

Parent’s Purpose and Reason for the Merger, page 93

8.

We note the statement on page 92 that “Parent decided to undertake the transactions contemplated by the Merger Agreement, including the Merger, at this time because it wants to take advantage of the benefits of the Company being a privately held company,” as otherwise described in this section, including because “Parent believes

July 30, 2024

the operating environment has changed in a significant manner since the Company became a publicly traded company as a result of the merger with UIL in 2015.” In this respect, please disclose why Parent determined to undertake the transaction at this time, as opposed to any other time since the Company’s merger with UIL in 2015. Refer to Item 1013(c) of Regulation M-A.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 93 of Amendment No. 1 under the heading “Parent’s Purpose and Reason for the Merger” accordingly to further supplement the reasons why Parent determined to undertake the transaction now rather than at any other time since the Company’s merger with UIL in 2015.

Certain Effects of the Merger, page 100

9.

Refer to the disclosure on page 99 regarding the benefits and detriments of the Merger for unaffiliated security holders. Please revise to describe the benefits and detriments of the Merger for the filing persons and their affiliates. Refer to Item 1013(d) of Regulation M-A and Instruction 2 thereto.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 102 of Amendment No.1 under the heading “Certain Effects of the Merger for Iberdrola” accordingly to describe the benefits and detriments of the Merger for the Other Filing Persons.

Representations and Warranties, page 128

10.

Refer to the disclosure on page 129 that Parent and Merger Sub have made representations and warranties to the Company regarding access to “sufficient cash on hand and/or undrawn amounts immediately available under existing lines of credit or other sources of funds to enable Parent and Merger Sub to consummate the transactions contemplated by the Merger Agreement, including the Merger.” Please provide disclosure responsive to Item 1007(a), (b) and (d) of Regulation M-A or advise. Refer also to Item 1016(b) of Regulation M-A regarding the filing of loan agreements referred to in response to Item 1007(d) of Regulation M-A.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have added disclosures on pages 14 and 107 of Amendment No. 1 under the heading “Financing for the Merger” accordingly to state that Parent has sufficient cash on hand to pay the aggregate amount of merger consideration.

July 30, 2024

Book Value Per Share, page 239

11.

Please describe the effect of the transaction on Parent’s interest in the net book value and net earnings of the Company in both dollar amounts and percentages. Refer to Exchange Act Rule 13e-3(e), Item 7 of Schedule 13E-3, Item 1013(d) of Regulation M-A and Instruction 3 thereto.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 239 of Amendment No. 1 under the heading “Book Value Per Share” accordingly to describe the effect of the transaction on Parent’s interest in the net book value and net income of the Company in both dollar amounts and percentages.

Dividends, page 241

12.	State the frequency and amount of any dividends paid during the past two years with respect to the subject securities. Refer to Item 1002(d) of Regulation M-A.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 241 of Amendment No. 1 under the heading “Dividends” accordingly to reflect the frequency and amount of dividends paid during the past two years on shares of Avangrid Common Stock.

Security Ownership of Management and Certain Beneficial Owners, page 243

13.

Please state the aggregate number and percentage of subject securities that are beneficially owned by each person specified in Instruction C to Schedule 13E-3 with respect to Parent and Merger Sub. See Item 1008(a) of Regulation M-A and Item 11 of Schedule 13E-3. In addition, describe any transactions in the subject securities during the past 60 days. Refer to Item 1008(b) of Regulation M-A and Instruction 1 thereto.

Response:

The Company and the Other Filing Persons respectfully acknowledge the Staff’s comment and have revised the disclosure on page 246 of Amendment No. 1 under the heading “Important Additional Information Regarding Parent and Merger Sub” accordingly to confirm that other than those individuals whose ownership of Avangrid Common Stock has been disclosed under the heading “Security Ownership of Management and Certain Beneficial Owners”, none of the individuals listed in the section beneficially own any Avangrid Common Stock.

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July 30, 2024

If you have any questions concerning the Schedule 13E-3 or the Preliminary Proxy Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 212-819-7829.

Best regards,

/s/ Robert N. Chung
Robert N. Chung

Partner

WHITE & CASE LLP

cc:	David Mesonero Molina, Iberdrola, S.A.

Félix Sobrino Martínez, Iberdrola, S.A.

Gonzalo Cerón Hernández, Iberdrola, S.A.

Juanma de Remedios, White & Case LLP

Chang-Do Gong, Clifford Chance US LLP

R. Scott Mahoney, Avangrid, Inc.

David Kurzweil, Latham & Watkins LLP